SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                         Cablevision Systems Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Cablevision NY Group Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12686C109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joel B. Piassick
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,841,958

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,841,958

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,841,958

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,841,958

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,841,958

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,841,958

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,866,958

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,866,958

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,866,958

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,621,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,621,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,621,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*
     PN

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,621,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,621,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,621,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,621,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,621,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,621,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,621,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,621,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,621,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,463,826

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,463,826

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,463,826

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,488,826

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,488,826

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,488,826

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 12686C109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,488,826

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,488,826

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,488,826

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 12686C109
          ---------------------


________________________________________________________________________________
Item 1.  Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON AUGUST 21, 2008.

________________________________________________________________________________
Item 2.  Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON AUGUST 21, 2008.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof the Master Fund may be deemed to beneficially own 10,841,958 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 10,841,958 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 10,866,958 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 6,621,868 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 6,621,868 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 6,621,868 Shares.

As of the date hereof HMC may be deemed to beneficially own 6,621,868 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 17,463,826 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 17,488,826 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 17,488,826 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON AUGUST 21, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

As part of their ongoing portfolio management and rebalancing, the Reporting Persons have reduced their exposure to the Issuer. Although the Reporting Persons have adjusted their stake in the Issuer, they reserve their right to be in contact with members of the Issuer's management, members of the Board, shareholders and other relevant parties regarding alternatives that the Issuer could employ to maximize shareholder value. The Reporting Persons also reserve the right to repurchase Shares in the future if they deem it appropriate for their investors and should the Funds' portfolio management permit.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 10,841,958 Shares, constituting 4.6% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,841,958 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,841,958 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 10,841,958 Shares, constituting 4.6% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,841,958 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,841,958 Shares.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 10,866,958 Shares, constituting 4.6% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,866,958 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,866,958 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 6,621,868 Shares, constituting 2.8% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,621,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,621,868 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 6,621,868 Shares, constituting 2.8% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,621,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,621,868 Shares.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 6,621,868 Shares, constituting 2.8% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,621,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,621,868 Shares.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 6,621,868 Shares, constituting 2.8% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,621,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,621,868 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 17,463,826 Shares, constituting 7.5% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,463,826 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,463,826 Shares.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 17,488,826 Shares, constituting 7.5% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,488,826 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 234,364,280* Shares.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 17,488,826 Shares, constituting 7.5% of the Shares of the Issuer, based upon 233,754,025* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,488,826 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,488,826 Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

* The number of outstanding shares is based on the 233,754,025 shares the Company reported outstanding as of October 31, 2008.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most recent filing on Schedule 13D.

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
________________________

HMC - New York, Inc.

By: /s/ Joel B. Piassick
________________________

Harbert Management Corporation

By: /s/ Joel B. Piassick
________________________

/s/ Philip Falcone
_____________________
Philip Falcone

/s/ Raymond J. Harbert
_____________________
Raymond J. Harbert

/s/ Michael D. Luce
_____________________
Michael D. Luce



January 27, 2009



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 2, dated January 27, 2009 relating to the Cablevision NY Group Class A Common Stock, $.01 par value of Cablevision Systems Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
________________________

HMC - New York, Inc.

By: /s/ Joel B. Piassick
________________________

Harbert Management Corporation

By: /s/ Joel B. Piassick
________________________

/s/ Philip Falcone
_____________________
Philip Falcone

/s/ Raymond J. Harbert
_____________________
Raymond J. Harbert

/s/ Michael D. Luce
_____________________
Michael D. Luce


January 27, 2009

                                    Exhibit B

  Transactions in the Cablevision NY Group Class A Common Stock, $.01 par value

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

       12/18/2008                (212,500)                 $15.25
       12/19/2008                (185,476)                 $14.91
       12/22/2008                (342,680)                 $14.30
       12/23/2008                (467,500)                 $14.96
       12/24/2008                (107,000)                 $14.95
       12/26/2008                (147,000)                 $15.07
       12/29/2008                (257,070)                 $15.18
       12/30/2008                (342,760)                 $15.82
       12/31/2008                (107,113)                 $16.77
        1/5/2009                   (428)                   $16.73
        1/5/2009                 (428,450)                 $16.84
        1/6/2009                 (407,603)                 $17.07
        1/23/2009                 (58,526)                 $16.28
        1/23/2009                 (37,427)                 $16.26
        1/23/2009                (492,718)                 $16.13
        1/23/2009                 (85,000)                 $16.28
        1/26/2009                (428,451)                 $16.28
        1/26/2009                 (31,790)                 $16.61
        1/27/2009                 (63,000)                 $16.50
        1/27/2009                (215,000)                 $16.41


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

       12/18/2008                 (37,500)                 $15.25
       12/19/2008                 (31,024)                 $14.91
       12/22/2008                 (57,320)                 $14.30
       12/23/2008                 (82,500)                 $14.96
       12/24/2008                 (19,000)                 $14.95
       12/26/2008                 (24,000)                 $15.07
       12/29/2008                 (42,930)                 $15.18
       12/30/2008                 (57,240)                 $15.82
       12/31/2008                 (17,887)                 $16.77
        1/5/2009                    (72)                   $16.73
        1/5/2009                  (71,550)                 $16.84
        1/6/2009                  (68,069)                 $17.07
        1/23/2009                 (7,404)                  $16.28
        1/23/2009                 (9,774)                  $16.28
        1/23/2009                 (6,250)                  $16.26
        1/23/2009                 (82,282)                 $16.13
        1/23/2009                 (7,596)                  $16.28
        1/26/2009                 (5,610)                  $16.61
        1/26/2009                 (71,549)                 $16.28
        1/27/2009                 (12,000)                 $16.50
        1/27/2009                 (20,000)                 $16.41

SK 03773 0003 958822